Mail Processing Section
MAR 02 2009
Washington, DC
104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09057348

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66957

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knight Direct LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8115 Preston Road
(No. and Street)

Dallas (City) TX (State) 75225 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Dunham 201-557-6886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

STATE OF NEW JERSEY

COUNTY OF HUDSON

We, the undersigned officers of Knight Direct LLC, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Knight Direct LLC, as of December 31, 2008 are true and correct. We further affirm that neither the Company nor any principal officer or member has any proprietary interest in any account classified solely as that of a customer.

William Cronin
Managing Director

Timothy Dunham
Chief Financial Officer

Sharon Gautier Lopez
Notary Public

SHARON GAUTIER LOPEZ
Notary Public, State of New Jersey
No. [illegible]
Qualified in Hudson County
Commission Expires August 3, 2011

SEC
Mail Processing
Section

MAR 02 2009

Washington, DC
104

Knight Direct LLC

(formerly known as Direct Trading Institutional, L.P.)
Statement of Financial Condition
December 31, 2008

Knight Direct LLC
Index
December 31, 2008

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of
Knight Direct LLC:

In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of Knight Direct LLC (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2009

Knight Direct LLC
Statement of Financial Condition
December 31, 2008

		(in thousands)
Assets		
Cash and cash equivalents	$	26,088
Cash segregated under federal and other regulations		2,500
Receivable from brokers, dealers and clearing organization		11,522
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $577		945
Goodwill		95,500
Intangible assets, less accumulated amortization of $12,085		25,215
Other assets		553
Total assets	$	162,323
Liabilities and Members' Equity		
Liabilities		
Accrued compensation expense	$	4,862
Accrued soft dollar expense		4,537
Payable to brokers, dealers and clearing organization		652
Payable to affiliates		692
Lease loss accrual		1,486
Accrued expenses and other liabilities		1,938
Total liabilities		14,167
Commitments and contingent liabilities (Note 5)		
Members' equity		148,156
Total liabilities and members' equity	$	162,323

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

Knight Direct LLC (the "Company"), formerly know as Direct Trading Institutional L.P. ("DTI"), a Delaware limited liability company, provides institutions with direct market access trading through Knight Direct EMS™, an advanced electronic platform. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Nasdaq Stock Exchange, the Financial Industry Regulatory Authority ("FINRA") and National Futures Association. The Company's members are DT Holdings (GP) LLC and DT Holdings (LP) LLC. The Company's ultimate parent is Knight Capital Group, Inc. ("KCG").

EdgeTrade, LLC ("EdgeTrade"), an agency-only trade execution and algorithmic software firm that allows buy- and sell-side clients to more effectively source liquidity and manage the trading process as well as maintain anonymity, reduce market impact and lower transaction costs, was acquired by KCG in January 2008 and merged into the Company in August 2008. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 154 *Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3,* the acquisition of EdgeTrade by KCG and the subsequent merger into the Company is presented as a change in the reporting entity as though EdgeTrade was merged into the Company as of the acquisition date. As part of the change in reporting entity, the members contributed net assets of $65.1 million consisting of Goodwill of $51.7 million, Intangible assets of $17.3 million, Cash of $1.0 million, Fixed assets, net of accumulated depreciation of $0.2 million, a Lease loss accrual of $1.5 million and other net liabilities of $3.6 million.

As part of an internal restructuring on November 12, 2008 (the "Restructuring"), the Company became a Delaware limited liability company and successor business of DTI (the "Predecessor") a Delaware limited partnership. The Company continued the operations of the Predecessor subsequent to the Restructuring.

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash equivalents represent money market accounts which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Cash of $2.5 million has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3(k)(2)(i) of the SEC.

Estimated Fair Value of Financial Instruments
Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Goodwill and Intangible Assets
The Company applies the provisions of SFAS No. 142 *Goodwill and Other Intangible Assets* ("SFAS 142"), which requires that goodwill and intangible assets with an indefinite useful life no longer be amortized, but instead, be tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. The Company has no intangible assets with indefinite lives. Other intangible assets are amortized on a straight line basis over their useful lives, and as required by SFAS No. 144 *Accounting for the Impairment or Disposal of Long-*

Lived Assets, will be tested for recoverability whenever events indicate that the carrying amounts may not be recoverable.

Accrued Soft Dollar Expense
Under a commission management program, the Company allows institutional clients to allocate a portion of their gross commissions to pay for research and other services provided by third parties.

Third party research paid for in advance of the execution of brokerage transactions is reflected as an asset and expensed as the related commission income is earned. A liability is recorded for research expense when commission income is earned. Prepaid research expense incurred on behalf of clients that elect not to use the facilities of the Company for the execution of brokerage transactions will be expensed at the time it is determined the facilities will not be used. At December 31, 2008, the Company had approximately $177,000 in prepaid research expense included within Other assets on the Statement of Financial Condition.

Depreciation and Amortization
Fixed assets are being depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the shorter of the life of the related office lease or the expected useful life of the assets. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years, commencing at the time the software is placed in service.

Stock-Based Compensation
On January 1, 2006, the Company (in conjunction with KCG) adopted SFAS 123-R *Share-Based Payment* ("SFAS No. 123-R") using the "modified prospective approach." Under SFAS No. 123-R, the grant date fair values of stock-based employee awards that require future service are amortized over the relevant service period.

Upon the adoption of SFAS No. 123-R, the Company changed its expense attribution method for options. For option awards granted subsequent to the adoption of SFAS No. 123-R, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award, which is the same methodology that the Company uses to account for restricted share awards. For unvested option awards granted prior to the adoption of SFAS No. 123-R, the Company will continue to recognize compensation cost using a graded-vesting method (as it had on a pro-forma basis previously). The graded-vesting method recognizes compensation cost separately for each vesting tranche.

Additionally, SFAS No. 123-R requires expected forfeitures to be considered in determining stock-based employee compensation expense. For the year ended December 31, 2008, the firm recorded a benefit for expected forfeitures on all outstanding stock-based awards.

For stock based payments issued after the adoption of SFAS No. 123-R, the Company applies a non-substantive vesting period approach whereby the expense is accelerated for those employees that receive options and are eligible to retire prior to the award vesting.

Income Taxes
The Company is treated as a partnership for U.S. federal income tax purposes and is not subject to federal, state or local income taxes as such amounts are borne by the Company's members. The Company, however, is subject to a margin-based Texas franchise tax.

Lease Loss Accruals
It is the Company's policy to identify excess real estate capacity and where applicable, accrue for such future costs. In determining the accrual, a nominal cash flow analysis is performed for lease losses initiated prior to December 31, 2002, the effective date of SFAS No. 146 *Accounting for Costs Associated with Exit or Disposal Activities*, and costs related to the excess capacity are accrued. For leases initiated after December 31, 2002, the Company's policy is to accrue future costs related to excess capacity using a discounted cash flow analysis. In the event the Company is able to sublease the excess real estate after recording a lease loss accrual, such lease loss accrual is adjusted to the extent the actual terms of the subleased property differ from the assumptions used in the calculation of the lease loss accrual.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of assets and liabilities at the date of the Statement of Financial Condition. Actual results may differ from these estimates.

3. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements comprise the following:

	(in thousands)
Leasehold improvements	$ 503
Furniture and fixtures	359
Computer software	297
Equipment	281
Computer hardware	81
	1,521
Less: accumulated depreciation	577
	$ 944

4. Goodwill and Intangible Assets

At December 31, 2008, the Company had goodwill and intangible asset balances of $95.5 million and $25.2 million, respectively, which resulted from the purchases of Direct Trading Institutional, Inc. in June 2005 and EdgeTrade, LLC in January 2008.

Goodwill and intangible assets with indefinite useful lives are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. As part of the test for impairment, the Company's goodwill and intangible assets are tested in conjunction with the Company's business segment within KCG. The test considers the profitability, assessment of fair value as well as the overall market value of the Company and its business segment compared to the net book value. In June 2008, the Company tested for the impairment of goodwill and intangible assets with indefinite lives and concluded that there was no impairment. Amortizable intangible assets are tested for recoverability whenever events indicate that the carrying amounts may not be recoverable. In September 2008, the Company discontinued the use of the Direct Trading Institutional trade name and wrote off the remaining book value of $2.5 million. No other events occurred in 2008 that would indicate that the carrying amounts of the Company's goodwill or intangible assets may not be recoverable.

Intangible assets, which are primarily customer relationships, are all deemed to have finite lives and are being amortized over their useful lives, which have been determined to range from two to fifteen years. The weighted average remaining life of the Company's intangible assets at December 31, 2008 is approximately 8 years.

5. Commitments and Contingent Liabilities

The Company leases office space under noncancelable operating leases, which contain certain fixed escalation clauses. The Company has sublet a portion of its excess office space to third parties. As of December 31, 2008, future minimum rental commitments under all noncancelable office leases, and computer and equipment leases and other commitments (collectively, "Other Obligations") were as follows:

	Office Leases	Other Obligations (in thousands)	Total
Year ending December 31,			
2009	$ 688	$ 155	$ 843
2010	644	12	656
2011	647	1	648
2012	670	1	671
2013	682	-	682
Thereafter through 2017	1,099	-	1,099
	$ 4,430	$ 169	$ 4,599

Operating lease obligations does not include sub-lease rentals of $107,000 due in the future under noncancelable sub-leases.

From time to time, the Company has been named as a defendant in legal actions and is subject to inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these potential matters would not likely have a material adverse effect on the operations or the financial position of the Company.

6. Significant Clients

The Company considers significant clients to be clients who account for 10% or more of total revenues net of soft dollar expense of the Company during the year. For the year ended December 31, 2008, no client accounted for more than 10% of the Company's revenues net of soft dollar expense.

7. Employee Benefit Plans

KCG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

Certain employees of the Company participate in KCG's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company.

Eligible employees receive KCG restricted shares as a portion of their total compensation. Restricted share awards generally vest ratably over three years.

KCG's policy is to grant options for the purchase of shares of KCG Class A Common Stock at not less than market value, which the Stock Plans define as the average of the high and low sales price on the date prior to the grant date. Options generally vest ratably over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the option agreements. KCG has the right to fully vest employees in their options upon retirement and in certain other circumstances. Options are otherwise canceled if employment is terminated before the end of the relevant vesting period.

8. Related Party Transactions

The Company pays an affiliate a fee for executing certain transactions and performing certain administrative functions with shared customers. At December 31, 2008, the Company owed $198,000 related to these transactions. This amount is included within Payable to affiliates on the Statement of Financial Condition.

Certain overhead and other expenses are allocated to the Company by an affiliate of the Company based on direct usage, headcount or percentage of net capital depending on the source and nature of the expense.

The Company pays an affiliate a fee to develop, manage and maintain the Company's direct market access platform.

Certain other expenses are allocated to the Company by KCG or an affiliate of the Company based on direct usage. These bills are paid by KCG or the affiliate, as they are usually part of larger bills of KCG and its affiliates. The amounts owed to KCG and its affiliates are paid on a timely basis by the Company. At December 31, 2008, the Company owed $494,000 to KCG and its affiliates, related to the aforementioned corporate overhead expenses and services provided by KCG and its affiliates. This amount is included within Payable to affiliates on the Statement of Financial Condition.

9. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker. Additionally, pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for all losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing agent and all counterparties with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2008, the Company has recorded no liabilities with regard to the right. In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

10. Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2008, the Company had net capital of $20.6 million which was $19.6 million in excess of its required net capital of $944,000.